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                                                                   Exhibit 99.10


                         Consent of Independent Auditors



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-6032, 333-7260, 333-9136 and 333-9508) of Check Point Software Technologies Ltd. of our report dated January 14, 2002, with respect to the consolidated financial statements of Check Point Software Technologies Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2001.



                                                    Yours Truly,




March 19, 2002                                  KOST, FORER & GABBAY
Tel-Aviv, Israel                        A Member of Ernst & Young International